EXHIBIT 12

SPRINT NEXTEL CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Quarter Ended September 30,		Year-to-Date September 30,
	2005	2004	2005	2004
	(millions, except ratios)
Earnings
Income (loss) before income taxes	$810	$(3,045)	$2,542	$(2,295)
Capitalized interest	(13)	(14)	(32)	(45)
Equity in (earnings) losses of affiliates	(124)	8	(116)	30

Subtotal	673	(3,051)	2,394	(2,310)

Fixed charges
Interest charges (3)	362	326	971	1,020
Interest factor of operating rents	122	90	313	272

Total fixed charges	484	416	1,284	1,292

Earnings, as adjusted	$1,157	$(2,635)	$3,678	$(1,018)

Ratio of earnings to fixed charges	2.39	— (1)	2.86	— (2)

(1)	Earnings, as adjusted, were inadequate to cover fixed charges by $3.1 billion during the 2004 third quarter.
(2)	Earnings, as adjusted, were inadequate to cover fixed charges by $2.3 billion in the year-to-date period ended September 30, 2004.
(3)	Interest charges consist of interest expense, capitalized interest and amortization of debt cost.

Note:	The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before income taxes, plus net losses in equity method investees, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.